UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           Acacia Research Corporation
                           ---------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)


                                   003881 10 9
                                 --------------
                                 (CUSIP Number)

                                David H. Schmidt
                                 10 Juniper Road
                               Rowayton, CT 06853
                                 (203) 866-7161
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 17, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               Page 1 of 7 Pages

                                  SCHEDULE 13D

Cusip No. 003881 10 9

1  Names of Reporting Persons
   I.R.S. Identification Nos. of Above Persons (entities only)

David H. Schmidt
--------------------------------------------------------------------------------

2  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [   ]
                                                                       (b) [   ]
--------------------------------------------------------------------------------

3  SEC Use Only


--------------------------------------------------------------------------------

4  Source of Funds (See Instructions)

OO
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------

6  Citizenship or Place of Organization

United States
--------------------------------------------------------------------------------


Number of       (7)  Sole Voting Power                  161,500 shares of

Shares                                                  common stock
Bene-
ficially        (8)  Shared Voting Power                Not applicable
Owned by


Each            (9)  Sole Dispositive Power             161,500 shares of

Reporting                                               common stock
Person
With            (10) Shared Dispositive Power           Not applicable

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each
    Reporting Person


161,500 shares of common stock

--------------------------------------------------------------------------------
12  Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                                      [   ]


                                                               Page 2 of 7 Pages

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)


4.4%

--------------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)

IN


                                                               Page 3 of 7 Pages

                         Amendment No. 1 to Schedule 13D


      The Schedule 13D, dated July 6, 1997, filed by David H. Schmidt ("Mr. Schmidt"), a citizen of the United States, with respect to the Common Stock, with no par value per share (the "Shares"), of Acacia Research Corporation, a California corporation (the "Issuer"), is hereby amended and restated in its entirety as set forth below in this Amendment No. 1:


Item 1. Security and Issuer.

      This Schedule 13D report relates to the common stock, with no par value per share (the "Shares"), of Acacia Research Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 12 South Raymond Avenue, Pasadena, California 91105.

Item 2. Identity and Background.

      This statement is filed by David H. Schmidt. Mr. Schmidt's address is 10 Juniper Road, Rowayton, Connecticut 06853.

      The present principal employment of Mr. Schmidt is as Vice President and Director of Technology of Soundview Technologies Incorporated ("Soundview") located at Two Soundview Drive, Greenwich, Connecticut 06830. The principal business of Soundview is the development of technology related to the telecommunications field, which includes audio and video blanking systems, also known as V-chip technology, and the pursuit of business opportunities to commercialize its technology.

      During the last five years, Mr. Schmidt has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in Mr. Schmidt being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. Schmidt is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

      Pursuant to a Common Stock Purchase Agreement, dated as of July 6, 1997, by and among the Issuer, David H. Schmidt and H. Lee Browne (the "Purchase Agreement"), Mr. Schmidt acquired 200,000 Shares on July 6, 1997, in exchange for the sale by Mr. Schmidt of 1,312,500 shares of common stock of Soundview (the "Soundview Shares") to the Issuer. In addition to the 200,000 Shares, Mr. Schmidt also received from the Issuer as payment for the Soundview Shares $250,000 in cash and a non-recourse promissory note in the amount of $450,000.


                                                               Page 4 of 7 Pages

Item 4. Purpose of Transaction.


      The purpose of this transaction is to report the disposition of the Issuer's securities which were acquired by Mr. Schmidt pursuant to the Purchase Agreement as set forth in Item 3 above.


Item 5. Interest in Securities of the Issuer.


(a) The aggregate number of Shares beneficially owned by Mr. Schmidt is 161,500, or 4.4% of the number of Shares outstanding (based on there being 3,616,187 Shares outstanding as of March 20, 1998, based upon information provided to Mr. Schmidt by the Issuer).


(b) Mr. Schmidt has sole power to vote or to direct the vote and to dispose or to direct the disposition of the 161,500 Shares beneficially owned by him. No one has shared power to vote or to direct the vote or to dispose or to direct the disposition of such Shares.


(c) In the 60 days preceding the date of this statement, Mr. Schmidt has disposed of 48,500 Shares as listed in Schedule A attached hereto. All such transactions were open market transactions.


(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by Mr. Schmidt.


(e) As of March 12, 1998, Mr. Schmidt ceased to beneficially own 5% or more of the outstanding Shares.


Item 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer.

      Other than the Purchase Agreement, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between Mr. Schmidt and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.


        None.


                           [Signature Page to Follow]


                                                          Page 5 of 7 Pages

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 19, 1998




                                    /s/ David H. Schmidt
                                    ------------------------------
                                    David H. Schmidt


                                                               Page 6 of 7 Pages

                                   SCHEDULE A


Transaction Date              No. of Shares Sold               Price Per Share
----------------              ------------------               ---------------


February 27, 1998                   2,000                          9 1/2
February 27, 1998                   1,100                          9 1/2
March 2, 1998                       1,000                          9 3/4
March 3, 1998                       1,000                         10 3/16
March 3, 1998                         300                         10 3/4
March 5, 1998                         100                         11 3/4
March 5, 1998                       1,000                         11 1/8
March 5, 1998                       1,000                         11 1/8
March 5, 1998                         500                         10 3/4
March 5, 1998                         200                         10 3/4
March 6, 1998                       2,000                         12 1/4
March 9, 1998                       1,000                         12 3/4
March 9, 1998                       1,000                         12 3/4
March 12, 1998                        200                         12 3/4
March 12, 1998                        800                         12 3/4
March 12, 1998                      1,000                         12 3/4
March 12, 1998                      1,000                         13 3/8
March 12, 1998                      1,000                         13 3/8
March 12, 1998                      2,000                         13
March 12, 1998                      2,000                         13 5/8
March 12, 1998                      2,000                         13 5/8
March 12, 1998                        300                         14 1/4
March 12, 1998                        700                         14 1/4
March 12, 1998                      1,000                         14 1/4
March 12, 1998                      1,300                         14 5/8
March 12, 1998                        400                         14 5/8
March 12, 1998                        100                         14 5/8
March 12, 1998                        200                         14 5/8
March 12, 1998                      1,000                         15 1/4
March 12, 1998                      1,000                         15 13/16
March 12, 1998                      1,000                         16 1/4
March 13, 1998                      1,000                         17 1/2
March 13, 1998                      2,000                         15 7/8
March 13, 1998                      1,000                         15
March 13, 1998                        100                         15
March 17, 1998                      2,000                         15 1/2
March 17, 1998                      4,000                         16
March 17, 1998                      3,200                         16 1/4
March 17, 1998                      4,000                         16 3/8
March 17, 1998                      2,000                         16 7/8



                                                               Page 7 of 7 Pages